UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MOMENTUM BIOFUELS, INC.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

60878A 10 0
(CUSIP Number)

CROWN FINANCIAL, LLC

George T. Sharp, Manager
1400 Graham Drive, Suite B-109
Tomball,  TX   77375
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[    ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

CUSIP No. 60878A 10 0

         1.       Names of Reporting Persons.     I.R.S.  Identification Nos. of above persons (entities only).

CROWN FINANCIAL, LLC
GEORGE T. SHARP    Manager and Member of Crown Financial, LLC

         2.      Check the Appropriate Box if a Member of a Group

                 (a)   [     ]
                 (b)   [ X  ]

         3.      SEC Use 0nly

         4.      Source of Funds (See Instructions)   OO

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)   [  ]

         6.      Citizenship or Place of Organization:

Crown Financial, LLC   Texas
George T. Sharp   United States of America

Number of                                    7.       Sole Voting Power   0  shares
Shares
Beneficially by                            8.       Shared Voting Power  0   shares
Owned by Each
Reporting                                     9.       Sole Dispositive Power  0 shares
Person With
Power                                           10.      Shared Dispositive Power  0 shares

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

Crown Financial, LLC   0 shares
George T. Sharp, Manager   0 shares

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [   ]

         13.      Percent of Class Represented by Amount in Row (11)  0.00%

Based on 123,224,442  shares of common stock issued and outstanding.

         14.      Type of Reporting Person

Crown Financial, LLC  OO
George T. Sharp  IN

ITEM 1.   SECURITY AND ISSUES.

This statement on Schedule 13D relates to shares of $0.01 par value Common Stock of Momentum BioFuels, Inc., a Colorado Corporation.  The address of its principal office is 7609 Ralston Road, Arvada, Colorado 80002.

ITEM 2.   IDENTITY AND BACKGROUND.

CROWN FINANCIAL, LLC

(a)	This statement on Schedule 13D is being filed on behalf of Crown Financial, LLC

(b)	Crown Financial, LLC’s address is 1400 Graham Drive, Suite B-109 Tomball, TX 77375

(c)	Crown Financial, LLC is involved in the business of investments.

(d)	Not Applicable.

(e)	Not Applicable.

(f)	State of Incorporation: Colorado

GEORGE T. SHARP, Member & Manager of Crown Financial LLC

(a)	This statement on Schedule 13D is being filed on behalf of George T. Sharp.

(b)	George T. Sharp’s address is 1400 Graham Drive, Suite B-109 Tomball, TX 77375.

(c)	George T. Sharp’s is the Chief Executive Officer and a Director of Hunt Global Resources, Inc. Mr. Sharp is also the Manager of Crown Financial, LLC

(d)	Mr. Sharp has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)
Mr. Sharp has not,  during the last five  years,  been a party to  a civil  proceeding  of a judicial or  administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order  enjoining  future  violations of, or prohibiting  or   mandating  activities  subject  or,  federal or state securities laws or finding any violation with respect to such laws.

(f)	Citzenship: United States of America

ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

On or about August 21, 2009, Momentum BioFuels, Inc. (“the Company”) and Hunt Global Resources, Inc. (“Hunt Global”) executed an Agreement (the "Agreement") for the purpose, among other things, of inducing an exchange of the stock of the Company for an Agreement for a 3% Royalty on a Sand Mine and BioFuels technology to the Company.  At such time, Hunt Global was issued 40,000,000 shares of the Company’s common stock, of which 10,000,000 shares were issued to Crown Financial, LLC a limited liability company of which Mr. George T. Sharp is a member and manager of.  Crown Financial, LLC and is also the Chief Executive Officer and Director of Hunt Global Resources, Inc.

On April 20, 2012, the Company, Hunt Global and Crown Financial, LLC entered into a Rescission and Settlement Agreement and Mutual Release (“the Rescission Agreement”), which was approved by the Board of Directors of Momentum on May 1, 2012 and by the Board of Directors of Hunt on April 20, 2012.  The Rescission Agreement provided, among other things, that the original  40,000,000 shares of the Company’s common stock was issued to Hunt Global and Crown Financial, LLC in the amounts of 30,000,000 shares and 10,000,000 shares respectively all to be returned to the Company.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Not applicable, as the filers have disposed of their security ownership in Momentum BioFuels, Inc.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The percentage of outstanding shares of Momentum BioFuels, Inc.’s common stock reported below is based on the statement that there are 123,224,442 shares of Momentum BioFuels, Inc.’s common stock issued and outstanding.

(a)
Crown Financial, LLC does not own any shares of the Momentum BioFuels, Inc.’s common stock as a result of the Rescission Agreement and therefore does not have a percentage share of the Company’s issued and outstanding common stock.

(Based on 123,224,442 shares of common stock issued and outstanding. Does not assume the exercise or conversion of any other equity instruments Momentum BioFuels, Inc. may have issued.)

   (b) For information regarding the number of shares of Momentum BioFuels, Inc.’s common stock to which Crown Financial, LLC holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

   (c) Other than the purchases as set forth herein, there have been no other transactions in shares of Momentum BioFuels, Inc.’s common stock effected by Crown Financial, LLC during the past 60 days.

   (d) Not applicable.

   (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Crown Financial, LLC has  no  other contracts,  arrangements,   understandings  or relationships  (legal or  otherwise)  with  other  persons  with  respect to the securities of Momentum BioFuels, Inc., other than as described in this statement on Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May __, 2012

CROWN FINANCIAL, LLC

______________________________________
George T. Sharp, Manager